Sun Life Institutional Distributors (U.S.) LLC

Statement of Financial Condition

December 31, 2021

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69407

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sun Life Institutional (U.S.) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills	MA	02481
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brett Lousararian	(402) 499-7869	brett.lousararian@SLCManagement.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams
(Name – if individual, state last, first, middle name)

999 Third Street, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Brett Lousararian, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bell Potter Securities (US) LLC., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

President

JANIS L. MITCHELL
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 17, 2023

Janis L. Mitchell

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as

SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC

Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

The Member of
Sun Life Institutional Distributors (U.S.) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sun Life Institutional Distributors (U.S.) LLC (the "Firm") as of December 31, 2021 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Firm as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on the Firm's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Firm in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Firm is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
February 24, 2022

We have served as the Firm's auditor since 2015.

SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

Assets

Cash	$ 1,067,929
Prepaid expenses	12,464
Total assets	**$ 1,080,393**

Liabilities and Member's Equity

Liabilities

Payable to affiliate	$ 42,621
Accounts payable and accruals	37,772
Total liabilities	80,393
Member's equity	1,000,000
Total liabilities and member's equity	**$ 1,080,393**

1.   **General information**

   Organization
   Sun Life Institutional Distributors (U.S.) LLC ("the Firm", formerly known as Edgemoor Partners LLC) was formed on October 7, 2013 with the Secretary of State in the State of Delaware. Effective October 7, 2014, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Firm is a wholly owned subsidiary of Sun Life Financial (U.S.) Investments LLC.

   Business Description
   The Firm engages as a placement agent of real estate funds and securities linked to the acquisition, financing, development and management of privately held real estate assets. The Firm's activities during the year were limited to marketing securities and fund products offered by its affiliates Sun Life Capital Management (US) LLC. ("SLCM US"), Ryan Labs Asset Management Inc. ("Ryan Labs") and InfraRed Capital Partners Limited, ("InfraRed"), all registered investment advisors, as well as serving as the principal underwriter for a closed book of variable annuities issued by affiliate, Independence Life and Annuity Company ("Independence Life"). The Firm does not execute, clear or settle transactions for clients, hold customer's securities, or perform custodial functions related to customers' accounts.

2.   **Accounting policies**

   Basis of Presentation
   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates in the Preparation of Financial Statements
   The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

   Income Taxes
   The Firm is a limited liability company for federal and state tax purposes. As such, no provision has been made for income taxes. The Firm does not have any uncertain tax positions at December 31, 2021.

   Cash
   Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

3.   **Related party transactions**

   The Firm, Bentall GreenOak (U.S.) Limited Partnership ("BGOUSLP"), SLCM US, Ryan Labs and Independence Life are each owned, either directly or indirectly, by Sun Life Financial Inc. In consideration of the services provided by the Firm exclusively for affiliates BGOUSLP, SLCM US, Ryan Labs and Independence Life, the Firm earns a monthly fee in an amount equal to both direct and allocated expenses incurred by the Firm less any other fees the Firm receives. This cost recovery fee model has the effect of preserving the Firm's capital, as net income under the arrangement is equal to zero. Effective January 1, 2021, the Firm entered into an Expense Sharing and Services Agreement between with SLCM US. BGOUSLP's capital raising activities are no longer associated with the Firm as the registration of all BGOUSLP sales representatives moved to an affiliated broker-dealer.

The Firm, Bentall GreenOak (U.S.) Limited Partnership ("BGOUSLP"), SLCM US, Ryan Labs and Independence Life are each owned, either directly or indirectly, by Sun Life Financial Inc. In consideration of the services provided by the Firm exclusively for affiliates BGOUSLP, SLCM US, Ryan Labs and Independence Life, the Firm earns a monthly fee in an amount equal to both direct and allocated expenses incurred by the Firm less any other fees the Firm receives. This cost recovery fee model has the effect of preserving the Firm's capital, as net income under the arrangement is equal to zero. Effective January 1, 2021, the Firm entered into an Expense Sharing and Services Agreement with SLCM US. BGOUSLP's capital raising activities are no longer associated with the Firm as the registration of all BGOUSLP sales representatives moved to an affiliated broker-dealer.

The Firm has a Principal Underwriter's Agreement with Independence Life. The Firm earns a fee for principal underwriter services, which is billed and settled on a monthly basis. The value of contracts underwritten during the twelve months ended December 31, 2021 was $0. The value of all outstanding contractual commitments as principal underwriter was $0 as of December 31, 2021.

During the year, under the Expense Sharing and Services Agreements between the Firm and SLCM US and affiliates, resources allocated to the Firm occupied space within the offices of SLCM US and affiliates, used computer, telephone, and other communications equipment, services, supplies and amenities of the offices of SLCM US and affiliates as necessary to conduct the business of the Firm.

During the year, certain employees of SLCM US and affiliates also acted on behalf of the Firm, either as registered persons of the Firm or as support personnel. Certain IT, technical, and administrative staff of SLCM US and affiliates also provide support to shared employees and to the Firm. The Firm pays SLCM US and affiliates its allocable portion of the salary and benefits of each shared employee of SLCM US and affiliates. Allocated costs are based on percentage of time spent in the previous month.

The firm has a distribution agreement with Infrared. Under the agreement, the Firm will receive a fee of 0.35% of committed assets added to InfraRed Funds pursuant to competed and duly accepted subscription agreements. Such fees will be incurred and earned in full upon the initial drawdown of client commitments. There were no fees earned under the Distribution Agreement for the year ended December 31, 2021.

4. Regulatory Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the firm is required to maintain a minimum net capital balance, as defined, under such provisions.

The Firm's minimum capital requirement is $5,000 as defined under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2021, the firm had net capital of $987,536, which was $982,176 in excess of its required net capital of $5,360.

5. Exemption from Rule 15c3-3

The Firm will not claim an exemption from Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Firm has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to private placement of securities (placement agent only for real estate funds and other securities linked to the acquisition, financing, development and management of privately held real estate assets); and principle underwriter of a closed book of variable life annuities.

6.   **Concentrations**

100% of the Firm's revenue is derived from SLCM US and affiliates.

7.   **Risks and Uncertainties**

Covid-19
The Covid-19 pandemic has continued to disrupt economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8.   **Subsequent Events**

No other events or transactions subsequent to December 31, 2021 through the date these financial statements were issued would require recognition or disclosure in these financial statements.